400 Applewood Crescent Vaughan ON L4K 0C3 T: 905 532 7515 F: 905 532 7576 Loreto.grimaldi@progressivewaste.com www.progressivewaste. com

December 23, 2014

VIA FACSIMILE AND SUBSEQUENT COURIER

Terence O'Brien
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Dear Sir:

Re:	Progressive Waste Solutions Ltd. File No.1-34370

I am the SVP General Counsel and Secretary of Progressive Waste Solutions Ltd. (the "Company") and am responding to your letter dated November 25, 2014 addressed to our EVP and Chief Financial Officer, Ian Kidson.

Below please find our responses to your queries. For ease of reference, we have titled our responses in a manner consistent with the headings in your Letter.

Exhibit 40-F for the year-ended December 31, 2013
Exhibit 99.2 MD&A

Section 1 – Critical Accounting Estimates – page 41

We note the disclosure on page 43 that the fair value of the U.S. Northeast reporting unit exceeded its carrying amount only because you included the expected cash flows attributable to successfully securing a long-term contract with New York City in determining the fair value of this reporting unit in step one of the goodwill impairment test. Please explain to us the basis for your belief that as of April, 30 2013, your annual testing date, you would secure this contract.

Our annual test for impairment, completed as at April 30, 2013 included the expected cash flows of successfully securing a long-term contract with the City of New York under the Solid Waste Management Plan (the "NYC Plan"). The annual test for impairment, or Step 1 test, required us to determine the fair value of, amongst others, our U.S. northeast reporting unit and compare the resulting fair value to its carrying amount. When determining the fair value of our U.S. northeast reporting unit, we considered that fair value reflects the price that would be received on the sale of an asset, or paid to transfer a liability, in an orderly transaction between market participants.

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3

We further considered that fair value should incorporate the assumptions that market participants would use in pricing assets and liabilities, where market participants are buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

•	Independent of the reporting entity (that is, they are not related parties)
•
Knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary

•	Able to transact for the asset or liability
•	Willing to transact for the asset or liability (that is, they are motivated but not forced or otherwise compelled to do so)

At April 30, 2013, we concluded that to meet the objective of establishing fair value for our U.S. northeast reporting unit, we must include the cash flows attributable to the award of the NYC Plan. In reaching this conclusion, we determined that our U.S. northeast reporting unit would not be sold without acknowledgement and consideration by a market participant of the investment we had made in the NYC Plan, to date, and our then current expectation  of contractual award. We also believed that a market participant would be prepared to make such an acknowledgement and would compensate us for the cash flow stream attributable to the NYC Plan upon the hypothetical sale of our U.S. northeast reporting unit. To reflect the inherent uncertainty of contractual award in the calculation of this reporting unit's fair value, we included the probability weighted expected cash flows from the NYC Plan in our determination of fair value.

At the date of our annual test for impairment, April 30, 2013, the Plan had been worked on by the City and us for a significant period of time and our involvement throughout this period was nothing less than fully supportive. We believed then, and continue to believe now, that securing a 20-year contract with the City is valuable to our Company's operations, and accretive to shareholder returns. By way of background, in 2002 the City of New York announced changes to its long-term solid waste management plan that included a reduction in the City's reliance on private transfer stations and long haul trucking.  While this plan has undergone substantial requirements over a period exceeding 10 years, as at April 30, 2013, and even today, New York City remains fully committed to meaningful reform of its waste transfer and disposal needs.

In 2002, the focus of our work was based on a City plan that had sparse tangible details. Since 2002, the City requested proposals for alternative methods of handling municipal waste and we responded to their requests. All along our objective was simple-partner with the City and be the thought leader for the NYC Plan.  As the details were revised and refined, the City's focus moved to implementation and in 2006 culminated in the New York City Comprehensive Solid Waste Plan. This plan outlined the mechanics of how and where the waste would be moved. For the period that followed, the primary discussions centered on the contractual arrangements necessary to deliver on the NYC Plan.

The NYC Plan would  make contractual  awards in four geographical sections of the City; Queens, Manhattan and two locations in Brooklyn.  The focus of our efforts was, and still

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3

remains, to secure the two locations in Brooklyn. At April 30, 2013, we expected that Covanta Holding Corporation  would be awarded the Queens and Manhattan  locations, which they ultimately were awarded and which they announced on August 26, 2013.

At April 30, 2013, there were several agreements that required finalization, the most notable of which was the Master Service Agreement ("MSA").  Agreements between us and the City, outside of the MSA, while important, hinged on the finalization of the MSA. At April 30, 2013, we anticipated that once the MSA was complete, it was a matter of weeks/months before the other agreements would be finalized. During the MSA negotiations, meaningful discussions/negotiations took place among the parties to such ancillary agreements.

At April 30, 2013, discussions were continuing between the parties to the MSA with the goal of bringing this agreement to resolution.   We were also of the belief that the majority of the commercial and operational issues preventing the MSA from being finalized had been addressed, and that principally site development and dollars were the primary areas requiring resolution/finalization.

In reaching our conclusion that the Company would secure the NYC Plan Contract and that the cash flows related thereto should be included in our annual test of impairment as at April 30, 2013, we relied on the following:

(i)	At April 30, 2013, the contract had not been awarded to another party;
(ii)	The MSA was substantially complete;
(iii)
The Company's proposal was an in-state solution, which in the Company's opinion, placed the Company's bid at an advantage to any bidder proposing an out-of-state solution; moreover, the Company's solution was tied to its Seneca Meadows, NY landfill which is a long-lived site capable of servicing the entire term of the contract;

(iv)	The City of New York had invested heavily in the solution, and there were no indicators known to us that the City would not be moving forward with the NYC Plan;
(v)	The then-current Mayor of New York City was a public proponent of the Company's solution; and
(vi)	Both internal personnel and third party consultants, both of whom the Company was relying on as part of the request for proposal ("RFP") work effort, were highly positive and felt that the Company would be successful in its bid and proposal;

In summary, there were several facts and circumstances supporting the likelihood of a successful contract award, and no known impediments (contractual, political, commercial or otherwise) present at that time that would lead the Company to believe that it would not be successful in securing the contract.  In addition, and while not known  at April 30, 2013, but consistent with our belief at the time, in November 2013 the Company received a "Summary of Key Terms" document from the City outlining the primary contract terms between the City of New York, acting through the Department of Sanitation and IESI NY Corporation, an operating subsidiary of the Company.

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3

Describe the nature/service requirements of the contract and its significant terms.

Included in appendix A to our response letter, is "Section II – Summary of the Request for Proposals" (the "Summary RFP") issued by the City of New York, through the Department of Sanitation (the "Department").

Included in appendix B to our response letter, is the "Final Comprehensive Solid Waste Management Plan Executive Summary'' (the "Executive Summary''), issued by the Department.

In summary, the Department's Executive Summary noted that nearly 50,000 tons of waste and recyclables are collected in New York City each day. Roughly 25% of that total is generated by the City's residents and institutions, representing waste that is directly managed by the Department.  The remainder is privately managed and generated by the City's businesses or through construction activities. The system necessary to handle this volume of waste is vast and complex, involving a network of City employees, garages and specialized vehicles, as well as a far-flung array of private haulers, transfer stations and disposal companies.

For years, this complex network converged at the Fresh Kills landfill in Staten Island. But with the phasing out and ultimate closure of that landfill in 2001, a new network replaced the old. With no remaining in – City disposal options, both residential and commercial waste required new landfill options. The result was a new, predominantly truck-based system that relied on a combination of local, land-based private transfer stations and waste disposal in neighboring states.

This system, while meeting the immediate needs for both commercial and residential waste streams, was viewed as unsustainable as a cornerstone of any long-term disposal plan. Perhaps most importantly, the heavy reliance on trucking would impact the environment and local communities along major truck routes. In addition, the costs of this system were rising as nearby landfills filled up and the City was forced to rely on long-haul trucking to deliver waste to distant landfills.

The NYC Plan outlines a new framework for waste management in New York City.  As a starting point, it sets ambitious recycling goals and, by establishing the systems and public education necessary to reach those goals, ensures that the City would be putting an increasing percentage of its waste stream to beneficial use.

The NYC Plan also eliminates the City's reliance on a network of land-based transfer stations and long-haul trucking to export residential waste, and in doing so addresses the community impact of the current network. To achieve this result, the NYC Plan sets forth to evaluate the use of private infrastructure in lieu of public infrastructure, and to evaluate the costs, feasibility and use of private sites to transfer containerized waste by barge or rail. Concurrently, the Department issued an RFP to solicit proposals for the transport and disposal of containerized waste at converted marine transfer stations ("MTSs").   The City also began evaluating the possibility of continuing to rely on available capacity at nearby waste-to-energy facilities.

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3

With this backdrop, the City identified four City-owned MTSs to service the Plan, which were identified as Brooklyn, Bronx, Manhattan and Queens. The City expected to enter into 20-year service agreements with one or more private waste management companies to accept the containerized waste, transport it by rail or barge and dispose of it.

As noted above, the key components of the service requirements  are outlined in appendix A. In summary however, the key components of the NYC Plan included the establishment  of borough equity in solid waste management.   To achieve equity, the City would end  the Department's short-term waste export contracts for Department  managed waste that relied on long haul trucking from private transfer stations concentrated in three City communities, including North Brooklyn, the South Bronx and Jamaica, Queens.   Their goal was to develop four MTSs, including two in Brooklyn, that containerize  waste and reduce truck vehicle miles traveled and traffic congestion by maximizing barge/rail waste export.   In addition, the NYC Plan also expects to achieve the following: (a) the use of regional disposal capacity where possible, (b) the entering into of long-term contracts with vendors for the use of private barge/rail based export of containerized waste, (c) the development of barge/rail based commercial waste transfer station capacity, (d) the  stabilization of waste export costs through 20-year contracts, and (e) the evaluation/piloting of alternative municipal solid waste processing technologies.

The City also identified key recycling goals including the management of metal, glass, plastics, and considered the expansion of food and yard waste separation.

The service requirements of the NYC Plan require successful vendors to operate gantry container cranes, maintain the pier deck at each of the MTSs, provide and maintain containers and barges for the MTSs, load/unload containers to and from barges, transport and dispose of waste at one or more disposal facilities.  The Department would operate the MTSs, excluding the cranes and pier deck operations, and would deliver and unload waste, load the waste into steel containers, place lids on and seal the containers, deliver the unloaded containers on trolleys to the barge loading area on the MTS pier deck, and take empty containers from the barge loading area to the waste loading area.

The anticipated contract term was for a period of 20-years and the Department had the option, at its sole discretion, to extend the term for two additional five year periods.  In return, the City would pay the contactor a monthly service fee.  The service fee would include a number of components, including a "Fixed Operating Cost Component", a ''Variable Operating Cost Component", a "Rail Transport Variable Cost Component", a "Disposal Cost Component", an "Equipment Cost Component", and a component for miscellaneous other adjustments referred to as the "Extraordinary Items Component".

Additional details pertaining to the nature and service requirements of the Plan can be found in Appendices A and B.

Also noting the disclosures made in the Form 6-K reporting the results of the third quarter of 2014, if the requirements and terms of the contract have changed materially under the current RFP, tell us those differences as well.

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3

There are no substantive or material differences between the November 2014 RFP and the previous RFP.

Please tell us when you expect to complete step one and two of the impairment test.

With the objective of including the most current and available performance expectations for our U.S. northeast operations in our Step 1 and 2 tests of impairment, we intend to complete our Step 1 test of impairment in conjunction with the finalization of our 2015 budget. Accordingly, we expect to complete our Step 1 test of impairment on or before December 31, 2014 and complete our Step 2 test on or before January 31, 2015.

Section 2 – Net Income Tax Expense, Page 16

We note from the statements of operations in Exhibit 99.2 that your effective tax  rate was 21% for the nine months ended September 30, 2014, compared to 37% for the nine months ended September 30, 2013.  We assume a primary component of the decrease in these effective tax rates is because of the long-term internal financing structure implemented in June 2013. Please expand your disclosure of net income tax  expense in MD&A in future filings to: (i) quantify the combined basic rate and to identify its components; ii) quantify the effective tax rate for the periods presented; and iii) explain how the efficiencies achieved from this new financing structure impacts our effective tax rate.

The Company will expand its disclosures of net income tax expense in future MD&A filings to include, when material, (i) a quantification of the combined basic rate and the identification of its components, (ii) a quantification of the effective tax rate, and (iii) an explanation as to how, if at all, the efficiencies from the financing structure impact the Company's effective tax rate.

Section 3 - Operations, page 46

We note from page 46 that in September, you decided to evaluate strategic options for your Long Island, NY operations and expect to complete a sale of the related assets within the next six months.  We assume the Long Island operations are included within the U.S. northeast reporting unit and constitute a significant portion of this reporting unit. Notwithstanding the above comment regarding the interim testing  of goodwill because of the uncertainty of securing the New York City long-term contract, please tell us your consideration for not performing an interim impairment test as of or prior to September 30, 2014, given your apparent expectation that this portion of the reporting unit would be sold or otherwise disposed of, as referenced in ASC 350-20-35-30e. In this regard, we note from the transcript to the third quarter earnings call that you were considering a divestiture of the long Island operations about nine months ago.

As so noted, we acknowledge that in our third quarter earnings call we indicated that we had considered the sale of our Long Island operations. However, this reference wasn't intended to imply that (at any time prior to September of this year) the sale of our Long Island operations was either imminent or greater than 50% likely. With reference to page 44 of our third quarter ending September 30, 2014 MD&A, we outline that a component of our strategic outlook is to

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3

"Optimize asset mix to improve return on capital", and more specifically that through the balancing of the composition of our assets within our segments and amongst our operations this will allow us to execute  our asset productivity strategies.   "By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital... We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  Specifically, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations, and when necessary shed unprofitable business to improve margins and returns in this segment."

We believe that we have made our strategic intention for our U.S. northeast operations clear; we are not entirely satisfied with our complement of assets. Accordingly, much strategic discussion, consideration and focus is channeled into improving our returns not only for the Company as a whole, but also for this operating segment specifically. However, through this comprehensive process, there are many more strategic "considerations" that end up on the cutting room floor versus becoming an executable strategy. As such, we don't believe that considering the sale of our Long Island operations nine months ago made it any more or less likely to transpire than any of the other strategic considerations we were considering then or have considered since.  As such, we view our comment to be ''normal course" and not a triggering event for the purpose preparing a Step 1 test of impairment for our U.S. northeast reporting unit.

Accordingly, prior to September 30, 2014, we did not believe that prevailing events or circumstances warranted a conclusion that the carrying amount of our Long Island operations may not be recoverable. The requirement to test for recoverability occurs when there is a more likely than not expectation that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of, where more likely than not is viewed as more than 50 percent. The Company issued its Confidential Information Memorandum ("CIM'') for the Long Island operations in September of 2014.  Prior to September 30, 2014, the Board and executive management had not approved a sale of the Long Island operations, but merely the exploration of strategic alternatives for these operations.  In summary, based on all these factors, facts and circumstances, the Company did not deem the sale to be more likely than not prior to September 30, 2014.

Interestingly, had we determined that considering the sale of our Long Island operations was an event which required us to retest our U.S. northeast reporting unit for impairment, we would expect that the conclusion reached at that time would have been the same as the conclusion reached and disclosed in our third quarter September 30, 2014 report. On page 39 of our third quarter ended September 30, 2014 MD&A, we concluded that the pending sale of our Long Island operation did not result in the fair value of our U.S. northeast segment being less than its carrying amount, and further concluded that the second step of the goodwill impairment test was unnecessary.

With reference to page 39 of our third quarter ended September 30, 2014 MD&A, we disclosed the following: "Due to the classification of our Long Island, New York operations as held for sale, we view this event as requiring consideration to determine if the carrying amount of goodwill in our U.S. northeast reporting unit exceeded its fair value. Upon careful review, we

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3

determined that it is not likely that the fair value of our U.S. northeast segment is less than its carrying amount, and further concluded that the second step of the goodwill impairment test was unnecessary."

With respect to your assumption that our Long Island operations are included in our U.S. northeast reporting unit, we confirm that your assumption is correct. For your reference, note 7 to our Condensed Consolidated Financial Statements as at September 30, 2014 indicated that “In September 2014, the Company decided to evaluate strategic options for its LongIsland, New York operations within the U.S. northeast segment...” With regards to your assumption that the Long Island operations constituted a significant portion of our U.S. northeast reporting unit, we considered the significance of our Long Island operations relative to the entity as a whole. We made this assessment in consideration of ASC 360-10-50-3A and concluded that our Long Island operations were not significant since it represented about 4% of expected consolidated revenues for 2014, 1.7% of earnings before interest, taxes and depreciation and amortization, 1.6% of total assets and these operations generated a pre-tax loss of approximately $500,000.

Company Acknowledgment

The Company  acknowledges  that it is responsible  for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding in initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns please direct them to the undersigned.

Yours truly,
Progressive Waste Solutions Ltd.

/s/ Loreto Grimaldi
Loreto Grimaldi
SVP General Counsel & Secretary

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K OC3